Filed by Hughes Electronics Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                           Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                  Subject Companies: General Motors Corporation
                                                  Commission File No. 001-00143
                                                 Hughes Electronics Corporation
                                                  Commission File No. 000-26035














DIRECTV EMPLOYEE NEWS
THE BUZZ @ DIRECTV
May/June 2003












                          [IMAGE OF DIRECTV EMPLOYEES]
























Exclusively for DIRECTV Employees

ON THE OUTSIDE
DIRECTV SITCOM-STYLE
You always thought the people you worked with were a cast of characters, didn't you? Nine employees, representing the Boise CCC, CRBC, Denver Operations, and LABC, came together to create this crazy sitcom-esque scene. Recognize any of them?

                         1 STEVE BOPP Los Angeles Broadcast Center
                         2 TAMI OLSON Castle Rock Broadcast Center
                         3 BOBBY VERNON Boise Customer Contact Center
[Image of DIRECTV        4 RICH LEMONS Denver Operations
Employees from cover]    5 PATTY SANSOTTA Boise Customer Contact Center
                         6 KRIS CARSON Denver Operations
                         7 RUBEN VALVERDE Los Angeles Broadcast Center
                         8 JAMES FRAUSTO Castle Rock Broadcast Center
                         9 DENISE WOLFE Los Angeles Broadcast Center


On The Inside
A WINNING SERIES
What you see on the cover of this issue is none other than a DIRECTV family reunion - sitcom style - to celebrate the spirit of a major player in the television business. Your colleagues, who represent far-flung DIRECTV locations, inspired each persona in this cast of characters. And though most of them didn't know each other (or what they were in for) when they arrived for a photo shoot, their fearless, ready-for-anything attitudes made for a successful end result. All nine of the featured employees embody the individual qualities and teamwork a group needs to have if it's going to play to win. You can see their passion for DIRECTV shining through in our cover story, where each employee is profiled in his or her own words. Turn to pages 6 and 7 to find out what your colleagues do at DIRECTV, what they like best about the company and its product, and what they want DIRECTV to accomplish in the next year.

These aren't the only people at the com-pany with a winner's mentality. This issue recognizes many others whose work shows they love DIRECTV.

Page 2: DIRECTV's rapid response team is coming on strong to lure customers away from cable in areas around the country where the competition is weak.

Page 5: The Atlantic regional sales office won back a key account after the retailer spent two years selling for the competition.

Page 8: The Loyalty and Retention depart-ment is sending customers targeted tips for experiencing everything DIRECTV has to offer.

Page 11: A collaborative programming and customer marketing effort is presenting DIRECTV(R)

FREEVIEW(R) events as a low-cost, high-impact way to pull ahead of the competition. Looking for more ways you can play to win? Try out a few of your colleagues' negotiating tips (page 10) and become a dyed-in-the-DIRECTV-blue brand ambassador (page 12). Caught the same DIRECTV spirit, but don't see yourself mentioned in these pages? Let The Buzz@DIRECTV know with an e-mail to cdswartz@directv.com.

- DIRECTV Employee Communications


WINNER'S CIRCLE
Have you received an industry award for your work at DIRECTV? How about a professional association accolade for career-field contributions? Or have you been lauded lately by your community or civic group?

If so, you're invited to join the Winner's Circle, a new page on the DEN. Employees who have recently received a significant award from the company or from an industry, professional, community or civic organization can be part of the Winner's Circle.

To see who's already joined the Winner's Circle and how to submit details about an award in your own winning streak, visit the new site by going to the DEN > Employee > Winner's Circle.

The Buzz@DIRECTV is published for employees of DIRECTV, Inc., by DIRECTV Communications. Send feedback and article ideas to The Buzz@DIRECTV at M/S RE/R8/N355 or via e-mail to Tina Swartz at cdswartz@directv.com.

Please include your name, department information and phone number.

Editor                     Tina Swartz
Writers                    Martin Ott, Alisa Stephens, Kat Johnson
Director,
Employee Communications    Caroline Leach
Art Direction              Jane Dryden, Chuck McBride
Project Manager            Cortney Wollaston
Photography                Jebbie Lavoie
Illustrations              Chuck McBride
Proofreader                Jade Valine
Production                 Christine Pavlina and Studio

********************************************************************************
GOING TOE TO TOE
Rapid Response Team Pushes DIRECTV as a Better Alternative to Cable

The cable competition may be taking aim at DIRECTV, but, thanks to its rapid response team, DIRECTV is always at the ready to react and recruit new customers. A cross-functional group that includes the Acquisition Marketing, Advertising, Market Research, Legal, Sales, Home Services and Public Relations departments, DIRECTV's rapid response team, which grew out of a pilot program started by Direct Sales in 2001, meets weekly to carry out its campaigns. Team members constantly monitor cable companies' activities to determine possible sources of customer discontent, such as rate hikes or programming changes. "When a significant competitive opportunity presents itself," says Amy Kuessner, director of Acquisition Marketing, "the rapid response team takes action."

Using one of its creative templates, the team formulates a timely, targeted message focused on the specific issue that consumers may have with their cable provider. Then it spreads the word to appropriate markets through aggressive advertising, direct marketing and public relations support.

Without exception, each pro-DIRECTV communication is accompanied by a compelling consumer offer seeking to lure customers away from cable and introduce them to the nation's leading digital multichannel television service provider. So far, DIRECTV has had its biggest successes competing against Adelphia cable in Buffalo, N.Y.; West Palm Beach, Fla.; Los Angeles and Cleveland.

The results have been good - especially when programmers have joined in DIRECTV's efforts. Last year, for example, the YES (Yankees Entertainment and Sports) Network partnered with DIRECTV when New York's local cable provider, Cablevision, did not carry the YES Network. "DIRECTV(R) service was the only solution for some three million New York baseball fans," says Kuessner, "and the rapid response team made sure they knew it." Through the partnership, which maximized impact while minimizing expenses, DIRECTV saw a 186 percent spike in activations in Cablevision ZIP codes versus non-Cablevision ZIP codes in the New York City area.

With approximately 20 campaigns under its belt, the rapid response team will begin launching grass-roots communications in defense against misleading cable advertisements this year. Currently in development, these low-cost efforts will use truths about DIRECTV to combat misperceptions in the marketplace. "We want to equip the right people with the right infor-mation about DIRECTV service," says Brett Stern, Marketing manager. "That will involve any number of tactics, from educating retail sales associates and customer service representatives on how to debunk satellite myths, to making the most of the company's local media contacts."

In recent weeks the team has conducted focus groups to test different types of messages on potential consumers. "They're very interested to learn about how DIRECTV offers a complete replacement for cable," says Stern. "But cable customers don't want us to go too far in pointing out the problems with their current provider. That's old news."
        --Tina Swartz


Caption: Advertisements like these, spearheaded by DIRECTV's cross-functional rapid response team, have been luring disgruntled cable customers away from the competition for more than a year.

********************************************************************************

WHAT WAS THE DIRECTV BOND OFFERING?
Q: In your January all hands meetings you referenced a DIRECTV debt offering. Could you please explain what this offering was and what it means for DIRECTV?

A: When DIRECTV was established in 1991, HUGHES invested $750 million to get the business off the ground. Since that time, HUGHES has invested more than $5 billion in DIRECTV, including acquisition investments, capital expenditures and, until recently, to fund operational losses for the purpose of ensuring the company's long-term success.

Now our company is cash flow positive and no longer reliant on financial support from HUGHES. We are in a position to return some of the investment that HUGHES has made in DIRECTV over the years, so HUGHES may in turn fund itself to the cash flow breakeven point. In late February, DIRECTV CFO Mike Palkovic and I went on the road for two weeks with HUGHES CFO Mike Gaines. We met with bank and bond investors across the country to find buyers for the DIRECTV bonds.


I am happy to say that the financing received an even better reception than we had anticipated. Almost every investor who heard the DIRECTV story decided to participate, and the bonds were more than two times oversubscribed. This means there were $2 of orders for every $1 of bonds available. The success of this financing was a tremendous vote of confidence in our business, our team and DIRECTV's future. Our story is a good one - our message is clear and our performance is proof that our strategy is working! Our bonds are trading in the market at more than 10 percent of the original value. Bond investors are willing to pay a premium for DIRECTV bonds based on our strong performance.

It is clear that the bond investors share in our bright outlook for the future of DIRECTV. As we continue to gain strength and build cash flow, new and exciting opportunities will become available to us.

[Image: Photograph of Roxanne Austin] Caption: In each issue of The Buzz@DIRECTV, DIRECTV President Roxanne Austin answers a question on employees' minds. If there's something you'd like to ask, send it to cdswartz@directv.com and watch for the answer in a future issue.

********************************************************************************

A BIG WIN FOR THE ATLANTIC SALES OFFICE
P.C. Richard & Son Returns to the Fold

P.C. Richard & Son, a leading retailer of home appliances, consumer electronics and computer products in the New York and New Jersey areas, has long differentiated itself in the marketplace by its commitment to quality. To thrive in an industry where many retailers have as short a shelf-life as their products, P.C. Richard & Son has prided itself on its tagline: "The company you trust! Since 1909." It is no surprise, then, that they signed an agreement this year to once again sell DIRECTV(R) equipment as its exclusive satellite TV offering after two years with Dish Network.

So what was behind DIRECTV's big win? Was it a superior product, branding or customer service that prompted the family-run retailer to renew the exclusive relationship it had maintained since DIRECTV first began operation?

"All of the above," says Steve Cox, executive vice president, Sales, Distribution and Customer Acquisition.

"Retailers like P.C. Richard & Son understand the value and strength of our brand, and serve customers who appreciate the incredible breadth of DIRECTV(R) programming."

That programming includes YES Network, NFL SUNDAY TICKET(TM) and DIRECTV PARA TODOS(TM), which appeal strongly to the New York area demographic. But the deciding factor may have been the professional way the Atlantic Regional Sales office maintained a strong relationship with the client. "During the past two years, our team had ongoing discussions with P.C. Richard & Son, who wanted to carry us, but non-exclusively. We feel that model hurts sales for them and for us," says Len Weinick, senior director, Atlantic Region. "When they discovered they were losing market share, they re-established a connection with DIRECTV and we struck a good deal for both sides." With the new agreement, the Atlantic Region is conducting aggressive training on DIRECTV products with P.C. Richard & Son's senior management and sales staff. The Atlantic Region is also launching incentive programs and providing ongoing support. "Our customer-first efforts have made a difference with retailers like P.C. Richard & Son who know we'll not only answer the call," said Weinick, "but we'll also go the extra mile."
        - Martin Ott

Caption: ATLANTIC SALES OFFICE 411:
Number of employees: 15
Number of states covered:13
Road miles logged last year: 275,000
Major clients: Tweeter Home
Entertainment Group
P.C. Richard & Son
Sixth Avenue
Electronics
American Satellite
Expert Satellite

********************************************************************************

EVERYBODY LOVES DIRECTV
It's spring, and love is in the air.

Employees, clad in logo shirts and carrying pocket reference cards, are talking up DIRECTV's loveable qualities to potential customers. And News Corp. Chairman Rupert Murdoch loves DIRECTV so much, he's struck a deal to acquire an equity stake in its parent company. It's the kind of scenario you'd typically find in a sitcom. That's why nine employees assumed wacky sitcom character personalities to talk about working for and watching DIRECTV.

THE HIP AND HANDY GUY
Steve Bopp o Facilities Operations Supervisor o Los Angeles Broadcast Center

ON THE JOB: Facilities Operations is responsible for the heart and lungs of the LABC - its electrical and HVAC systems.

HIGHLIGHTS: Interacting with professionals who enjoy sharing their expertise and ideas to solve technical issues and enrich personal growth.

VIEWING HABITS: My wife, Maggie, and I are total DVR-heads. We seldom watch in real-time anymore, and can't imagine watching TV without it. DVRs will replace VCRs in 3-5 years.

PRIORITIES: To continue DIRECTV's focus on personal growth and development. At the end of the day, the sense we're growing and evolving provides us with the greatest satisfaction.

THE MULTI-TASKER MOM
Kris Carson o Senior Manager, Business Analysis o Denver Operations

ON THE JOB: I manage DIRECTV Home Services Network reporting.

HIGHLIGHTS: Working for a company that has an ever-changing, high-demand product, and working with a team that is passionate about customer satisfaction.

VIEWING HABITS: DIRECTV exceeds the needs of my family. Whatever our interests, we can always find something to watch.

PRIORITIES: Let's provide a whole-house solution. I have four kids who are rarely interested in the same program. For employees it is affordable for me to have an IRD for each child, but that may not be the case for customers.


THE OUTDOOR ENTHUSIAST
James Frausto o Technical Services Supervisor o Castle Rock Broadcast Center

ON THE JOB: The RF/Baseband Tech Services area is gearing up to provide support to the local collection facility build-outs for DIRECTV 7S.

HIGHLIGHTS: Working with many talented individuals, helping to build the culture of the CRBC, and taking in great views of the mountains and wildlife.

VIEWING HABITS: I'm proud of what it takes to get our high-quality producton the air.

PRIORITIES: To gain stability in the workplace, continue to gain ground in the technological areas, and continue to be number one.

THE NUMBERS GUY
Rich Lemons o Manager, Business Development o Denver Operations ON THE JOB: I manage financial operations for Home Services and Supply Chain Management.

HIGHLIGHTS: Working for a company that develops innovative consumer technology that positively affects people's lives.

VIEWING HABITS: DVR is the bomb!

PRIORITIES: Developing a competitive whole-house solution to take more market share from cable.

THE SPORTS NUT
Tami Olson o Manager, IT and Network Services o Castle Rock Broadcast Center

ON THE JOB: I lead the department that maintains and integrates all computerized systems for the broadcast facility.

HIGHLIGHTS: Working with such an incredible group of professionals.

VIEWING HABITS: Hockey. It comes in all shapes, sizes and abilities on DIRECTV, and it's great to get to see the Colorado Avalanche win all over the U.S. and Canada.

PRIORITIES: I would like to see DIRECTV run over our satellite competition on the way to taking down cable.

THE BOOKISH ONE
Patty Sansotta o Manager, Quality Assurance o Boise Customer Contact Center

ON THE JOB: The team I work with is responsible for assessing the accuracy, consistency of customer call handling for quality purposes across all call centers.

HIGHLIGHTS: I work with a great team, and that makes the job exciting. I admire their ability to turn on a dime, pitch in wherever needed, and continuously strive for excellence.

VIEWING HABITS: There are a wealth of programming options. No matter what you're in the mood for, there is something to watch and something for everyone.

PRIORITIES: To see the company continue its rapid progress in simplifying the customer's experience.

THE TYPICAL NICE GUY
Ruben Valverde o Administrative Services Specialist o Los Angeles Broadcast Center ON THE JOB: I assist with providing administrative and logistical support to the LABC.

HIGHLIGHTS: The people at the LABC, the opportunity to continue my education, and the support I receive from the LABC leadership team.

VIEWING HABITS: The quality of DIRECTV is great, and in the past several years I have noticed the significant improvement in customer service.

PRIORITIES: I would like to see a finalized deal. I truly believe that DIRECTV has the ability to move forward and grow very rapidly once this is accomplished.

THE COACH
Bobby Vernon o Team Leader o Boise Customer Contact Center

ON THE JOB: I am responsible for coaching and developing the knowledge and performance of an entertainment consultant team at the Boise CCC.

HIGHLIGHTS: Meeting new people every day, face-to-face and over the phone.

VIEWING HABITS: NFL SUNDAY TICKET(TM).

PRIORITIES: To achieve each of the company's 2003 business goals.

THE INFORMED NEIGHBOR
Denise Wolfe o Manager, Resource Scheduling o Los Angeles Broadcast Center

ON THE JOB: I coordinate people, systems, processes and events so the Resource Scheduling department and the LABC have the information, resources and support they need.

HIGHLIGHTS: The great people, the adventurous challenges, the fun/open environment, the rewards and recognition.

VIEWING HABITS: The choices are overwhelming. DIRECTV offers all kinds of programming, any way and any time you want to watch it.

PRIORITIES: To become a highly prized and valued company to customers and shareholders by achieving ownership stability and strong vision, unleashing our profitability, accomplishing a whole-house solution, and continuing to offer choice, quality and value.

********************************************************************************

HELPING CUSTOMERS GET THE MOST FROM DIRECTV
DIRECTV SHARES TIPS AND TRICKS WITH CUSTOMERS

To assist customers in getting the most from their DIRECTV(R) service, the Loyalty and Retention department has launched a new marketing campaign called "Tips and Tricks." Several times during the first year-and-a-half of service, customers receive targeted direct mail "Tips and Tricks" communications based on the type of customer they are.

"`Tips and Tricks' is just one of Loyalty and Retention's targeted programs that leverages segmentation and increases customer satisfaction," says Mary Lou Githens, vice president, Loyalty and Retention. "Our research has found that customers who have been with DIRECTV 15 months haven't explored all the features of their system and find the tips and tricks helpful. The pieces are a fun way for us to highlight the features that are available to our customers at no additional charge."

The ability to do targeted marketing is the result of extensive customer segmentation. DIRECTV is continuously surveying its customers to learn what they do and don't like about their system and service, how much they actually know about the many features that are offered, and which features they use the most. This information is then paired with the viewing habits of DIRECTV customers so targeted marketing materials can be created and distributed.

A messaging strategy exists for each segment so that the communication piece is as relevant as possible. For instance, a household with children will receive "Tips and Tricks" highlighting the locks and limits feature, and the Favorite Channels Guide, where various members of the family can organize and group together the channels they watch most. Along those lines, a value-seeker would receive materials that highlight the DIRECTV(R) FREEVIEW(R) event series.

"In all our marketing efforts, we strongly encourage customers to visit DIRECTV.com for its wealth of information on everything DIRECTV has to offer," says Githens. "We've found that the more customers know about their DIRECTV System and programming, the more engaged they are and the more likely they are to remain loyal DIRECTV customers."

Now that the "Tips and Tricks" campaign has launched and the results are positive, the Loyalty and Retention department is looking to the future. In the coming months, the Loyalty and Retention group will create and distribute new "Tips and Tricks" materials targeted toward customers who have DIRECTV(R) DVR and high-definition television equipment.
        -          Alisa Stephens

********************************************************************************

Transaction Update
OWNERSHIP QUESTION ANSWERED BY PROPOSED NEWS CORP. TRANSACTION

On April 9, General Motors, HUGHES and News Corp. announced a strategic transaction that will ultimately result in HUGHES becoming a stand-alone, publicly traded company. Upon the close of this transaction, HUGHES will no longer be a subsidiary of GM but rather will be a publicly traded company, and News Corp. will own 34 percent of its then outstanding common stock. The value of News Corp.'s proposed acquisition of this 34 percent equity interest in HUGHES would be approximately $6.6 billion.

"News Corp., with its vast portfolio of media properties and keen understanding of the satellite TV business, is uniquely qualified to complement, enhance and further strengthen HUGHES' businesses," said Jack Shaw, HUGHES CEO, who will be retiring when the transaction closes. Rupert Murdoch, chairman and chief executive of News Corp., will become chairman of HUGHES. Former News Corp. executive Chase Carey will become president and CEO of HUGHES. Eddy Hartenstein will serve as vice chairman of HUGHES, and Roxanne Austin will remain president and COO of DIRECTV.

Said Austin, "The executive leadership team and I are excited about this development because of the incredible potential it brings to DIRECTV. The agreement with News Corp. offers tremendous opportunity - not only for our company's continued profitable growth, but also for the value of our stock."

The proposed transaction is estimated to close in the fourth quarter of 2003. The transaction is subject to a number of conditions, including obtaining regulatory approvals in the U.S. and some foreign countries; obtaining an IRS ruling that the transaction is tax-free to GM and its stockholders for U.S. Federal Income Tax purposes; and GM and GMH shareholder approval. Upon completion of the transaction, HUGHES will be a separately traded public company with its own class of common stock. The company will retain the HUGHES name and continue to be headquartered in El Segundo.

--Tina Swartz

[Image: Photograph of Rupert Murdoch] Caption: Upon close of his proposed acquisition, Rupert Murdoch, chairman and chief executive of News Corporation, will serve as chairman of HUGHES, with a 34% equity interest in the business.

ON THE TRANSACTION ROAD AGAIN
There are several major regulatory and other milestones that must be reached as part of the transaction. Each may require a number of months to complete. It is estimated that the transaction will receive the necessary regulatory and stockholder approvals in the fourth quarter of 2003.

Hart-Scott-Rodino (HSR) Antitrust Clearance
The parties to the transaction must make filings with the government for antitrust clearance. The Department of Justice (DOJ) has 30 days after the filing to either issue a second request for information or permit the merger to proceed.

Federal Communications Commission (FCC)
GM, HUGHES and News Corp. have filed a consolidated application seeking FCC approval for authority to transfer control of HUGHES from GM to a group of stockholders including News Corp. and all current holders of GMH shares. That process will involve public notice and opportunity for public comment.

International Regulatory Approvals
Necessary international regulatory approvals will be sought. It is anticipated that those will be obtained within the same timeframe as U.S. regulatory approvals.

Internal Revenue Service (IRS)
GM is seeking a private letter ruling from the IRS to the effect that, among other things, the separation of HUGHES from GM will be tax-free to GM and its shareholders for U.S. Federal Income Tax purposes. This is the same process as that used in connection with the separation of Hughes Defense from GM in 1997.

Stockholder Approval
GM must obtain majority approval from all holders of GM $1-2/3 par value and GM Class H common stocks, voting together and also as separate classes. Prior to seeking stockholder approval, GM must prepare a Proxy/Consent Solicitation Statement relating to the GM stockholder vote on the proposed transactions, which will be filed together with other SEC filings of HUGHES, GM and News Corp. The document will include a prospectus relating to the issuance of HUGHES common stock in exchange for GM Class H common stock and the issuance of News Corp. ADRs. The document must be declared effective by the SEC prior to seeking stockholder approval for these transactions.


In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available. GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interest in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

********************************************************************************

Business 101
THE MOVER-AND-SHAKER'S GUIDE TO NEGOTIATION
Five Tips for Working Your Next Business Deal

With the desire to win driving DIRECTV's activity, the art of successful business negotiation has taken on a whole new importance. No matter how sweeping the negotiation, whether it involves signing a new programmer or contracting with a new vendor, similar tactics apply. The Buzz@DIRECTV asked employees who negotiate every day on the job to share their best tips for securing a winning deal.

NEGOTIATION TIP #1:
DO YOUR HOMEWORK
Dan Hartman
Vice President
Programming Acquisitions
"Before you begin any negotiation process, you need to research the party you are negotiating with, including its strengths and weaknesses," says Dan Hartman, who does DIRECTV's day-to-day negotiating with general entertainment and premium programming networks. "The more knowledge you have about the product, the competition and the company you're dealing with," he says, "the better edge you'll have for getting what you want."

NEGOTIATION TIP #2:
TAKE A TEAM FOCUS
Preston Wight
Procurement Specialist
When working as part of a DIRECTV negotiation team, as Preston Wight often does when he's making large capital purchases for the broadcast centers, each team member needs to focus on the same objectives. "It is critical that each member of the negotiation team understands the objectives of the negotiations and supports the achievement of those objectives throughout the negotiation process," says Wight.

Negotiation Tip #3:
BUILD STRONG BONDS
Abbey Meshekow
Senior Manager
Corporate Events
Rather than charging right in to negoti-ations, take some time to get to know the people with whom you'll be negotiating. "The way you present yourself in that first meeting will set a tone for the rest of your dealings," says Abbey Meshekow. Tasked with negotiating the best deals possible when planning meetings and events for DIRECTV, Meshekow recommends estab-lishing a foundation of mutual respect. This, she says, allows each side to communicate openly about its respective priorities.

NEGOTIATION TIP #4:
AIM HIGH
Mike Owens
Director of Distribution and Sales
Atlantic Region
"Always ask for more than you expect to receive," says Mike Owens. Part of DIRECTV's Sales organization, Owens negotiates sales incentive programs to compensate retailers based on growth. By pushing and asking for more business than you expect, you give yourself some room to adjust your stance. "When a compromise is reached," says Owens, "the other side feels like it's won a concession from you, which creates a win-win situation for both parties."

NEGOTIATION TIP #5:
TUNE IN TO THE OTHER SIDE
Robin Rogers
Associate General Counsel
"Many times people get so focused on presenting their own position that they forget to really listen to what the other side is saying," says Robin Rogers, who negotiates legal contracts in support of Product Development. "This leads to inaccurate assumptions about what the other party really wants or cares about," she says. By listening closely to the other side, you may be able to structure a resolution that is different from where you were first heading, but better for both parties. --Tina Swartz

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DIRECTV FREEVIEW EVENTS WIN CUSTOMERS OVER

According to a recent survey, 76 percent of customers are aware of DIRECTV(R) FREEVIEW(R) offerings. And of that number, 59 percent tune in to watch the events. These impressive results represent a team effort by the DIRECTV Programming and Customer Marketing departments to offer programming customers want and develop marketing efforts to get the word out.

In 1999, DIRECTV FREEVIEW events were launched as a loyalty tactic. "Our original idea was to provide a tangible extra to give back to our customers and increase overall satisfaction. Also, the unique product offering allowed us to further differentiate DIRECTV from our satellite and cable competitors," says Patty Ishimoto, director, Programming Acquisitions.

"And it worked," says Kim Hurwitz, director, Pay Per View Marketing, who laughingly calls Ishimoto and herself "a two-headed monster" in their efforts to maximize DIRECTV FREEVIEW events. "These high-profile concerts have helped us demonstrate to existing and potential customers that we aren't just the channel leader, pay per view leader and sports leader, we're also the music leader."

A marketing partnership with WESTWOOD ONE to offer simulcasts has generated additional advertising and brand recognition in major radio markets throughout the country for DIRECTV, as well as sales for the record labels. Best Buy has also partnered with DIRECTV to provide print and in-store promotions on events like U2 and Eric Clapton concerts.

By demonstrating to record labels the impressive advertising exposure their acts get with DIRECTV, the costs of the events have been cut dramatically. That means top bands slated to appear on DIRECTV FREEVIEW concerts in the near future, such as Peter Gabriel, Kansas, Styx, REO Speedwagon and Motley Crue, often launch new DVDs that coincide with the FREEVIEW broadcast. As an extra bonus, original footage and DVD extras are offered just for DIRECTV customers.

This is a win for customers, artists, labels and DIRECTV marketing efforts.

Both Ishimoto and Hurwitz point to the team efforts of Creative Services, E-Business, On-Air Promotions, Research, Relationship and Customer Marketing, Legal and Programming in this ongoing effort to retain customers and reward their loyalty.

"When we asked our customers what other programming they wanted, they specifically mentioned children's programming. Based on that feedback, we offered VeggieTales, which turned out to be one of our most popular DIRECTV FREEVIEW events," says Ishimoto. "We're actively trying to find new ways to please the customer. Sometimes it's the little things that matter to them most."
        - Martin Ott

[Image of DIRECTV employees] Caption: Employees Kim Hurwitz and Patty Ishimoto lead a collaborative effort to retain and reward customers with DIRECTV FREEVIEW events.

WHICH OF THESE DIRECTV FREEVIEW EVENTS HAVE YOU SEEN?
Bon Jovi
U2
Eric Clapton
Sting
Neil Young
Willie Nelson
The Eurythmics
Paul McCartney
INXS
Phil Collins
David Gray
Peter Gabriel
Rush
Nine Inch Nails
Stone Temple Pilots
Cheap Trick
Lynyrd Skynyrd
Barry Manilow
Peter Frampton
Clay Walker
Third Eye Blind
VeggieTales

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DIRECTV: BUILDING A BRAND
THAT CAN STAND ON ITS OWN

In the January all-hands meetings, DIRECTV President Roxanne Austin encouraged employees to be DIRECTV brand ambassadors. Austin encouraged employees to, "Wear the DIRECTV logo with pride, promote the Friends and Family program, and talk up DIRECTV to your friends and acquaintances."

But what does it really mean to be a DIRECTV brand ambassador? Who better to supply a response than Troy Devers, senior manager, Brand Integrity.

"A good brand ambassador recognizes that how the DIRECTV brand is used internally is just as important as how it is used in the marketplace," said Devers. "The DIRECTV brand is much more than an advertising campaign or a logo," he adds.

"The DIRECTV brand is a dynamic, living entity that is built at every single point of customer contact, from advertising to retail to customer support. Every aspect of DIRECTV customers' experience has an impact on the company's brand."

Many companies have done such a good job of promoting their brand that their brand name alone inspires tremendous loyalty. Coca-Cola, Nike and Apple are some of the more well known. How do you create a brand with the potential to reach this pinnacle of success? Enlist brand ambassadors. Coca-Cola has honed its craft so well that even individuals who don't drink Coca-Cola will wear a Coca-Cola T-shirt. Why? Because Coca-Cola is cool.

A company's brand is a very powerful tool. Not only does it differentiate one product or service from another, it also has a direct effect on a company's ability to attract new customers, increase revenue and ultimately influence the value of stock. Therefore, it is every DIRECTV employee's responsibility to see that the DIRECTV brand is successfully positioned and protected.

Another very effective way to be a brand ambassador is simply by spreading the word. Your excitement about DIRECTV is contagious. If you are excited about a product that you truly love and believe in, others will share in that excitement and want it for themselves. Word-of-mouth marketing is what drove DIRECTV from the beginning, and every little bit you do to raise the awareness of DIRECTV helps in accomplishing the company's goals.
        - Alisa Stephens


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